Exhibit 99.1

ARBE ROBOTICS LTD.

107 HaHashmonaim St., Tel Aviv-Yafo, Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on September 17, 2025

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.000216 per share (the “Ordinary Shares”), of Arbe Robotics Ltd. (“we” or the “Company”) in connection with the solicitation of proxies to be voted at the Annual General Meeting of Shareholders of the Company and any adjourned meeting thereof (the “Meeting”) to be held on Wednesday, September 17, 2025, virtually, at 16:00 (Israel time), which is 9:00 AM Eastern Daylight Time. You can attend the Meeting via audioconference at https://www.cstproxy.com/arberobotics/2025 as a guest or by entering your 12-digit control number as set forth in your proxy card, in order to submit questions and vote online.

See “How You Can Vote” below for information on how you can vote your shares at the Meeting. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

It is proposed that at the Meeting, the shareholders adopt resolutions for the following purposes:

1.      Election of Class I Directors:

a)      Approval of the re-election of Dr. Noam Arkind as a Class I director of the Company, for a term of approximately three years until the Company’s annual general meeting of shareholders to be held in 2028 and until his successor is duly elected and qualified;

b)      Approval of the election of Mr. Chris Van Dan Elzen as a Class I director of the Company, for a term of approximately three years until the Company’s annual general meeting of shareholders to be held in 2028 and until his successor is duly elected and qualified, and the approval of his compensation terms (each of Dr. Arkind and Mr. Van Dan Elzen being a “Director Nominee” and collectively, the “Director Nominees”).

2.      Executive Directors’ Compensation:

Approval of a special one-time grant to each of (a) Mr. Kobi Marenko, the Company’s Chief Executive Officer and a member of the Board, and (b) Dr. Noam Arkind, the Company’s Chief Technology Officer and a member of the Board, comprising of equity-based award and cash bonus, with both components subject to continued service of the Company, to be vested in April 1, 2026 (the “Compensation of Executives”).

3.      Non-Executive Directors’ Compensation:

Approval of an equity-based award to each of (a) Dr. Boaz Schwartz, a member of the Board, and (b), Thilo Koslowski, a member of the Board, comprising of an option grant to purchase 120,000 ordinary shares of the Company, to vest over a period of three years and subject to continued service as a director (the “Equity Grant to Directors” and together with the Compensation of Executives, the “Directors’ Compensation”).

4.      Appointment of Independent Auditors:

Approval of the appointment of Somekh Chaikin, a member firm of KPMG International, a registered public accounting firm (the “Auditor”), as the Company’s independent registered public accounting firm for the year ending December 31, 2025 and until the Company’s 2026 annual general meeting of shareholders, and to authorize the Audit Committee and/or Board to fix such accounting firm’s annual compensation.

5.      Registered Share Capital Increase:

To approve an increase of the Company’s registered (authorized) share capital by an additional NIS 7,560 which consists of 35,000,000 ordinary shares par value NIS 0.000216 each, increasing the number of authorized ordinary shares to 200,000,000 and amending the Company’s Articles of Incorporation to reflect such change (the “Increase in Registered Share Capital”).

In addition, at the Meeting, members of the Company’s management will be available to discuss the Company’s audited financial statements for the year ended December 31, 2024, which are included in the Company’s annual report on Form 20-F.

The Company knows of no other matters to be submitted at the Meeting.

The Board unanimously recommends a vote “FOR” the approval of each of the Director Nominees, a vote “FOR” the ratification of the appointment of the Auditor as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025, a vote “FOR” the approval of the Directors’ Compensation, and a vote “FOR” the Increase in Registered Share Capital.

Shareholders of record of our Ordinary Shares at the close of business on August 15, 2025 (the “Record Date”) will be entitled to notice of, and are cordially invited to, attend the Meeting and to attend any adjournment or postponement thereof. However, to assure your representation at the Annual Meeting, please vote your proxy via the internet, by email, or by completing, dating, signing and returning the enclosed proxy. Each such Ordinary Share entitles the holder thereof to one vote. Whether or not you expect to attend the Meeting, please read the Proxy Statement and then promptly vote your proxy in order to ensure your representation at the Meeting.

You may cast your vote by visiting https://www.cstproxy.com/arberobotics/2025. You may also have access to the materials for the Meeting by visiting the website: https://arberobotics.com. You will need to use the control number appearing on your proxy card to vote prior to or at the Meeting.

You are urged to review carefully the information contained in the enclosed proxy statement prior to deciding how to vote your shares. This notice and the attached proxy statement are first being disseminated to shareholders on or about August 15, 2025.

BY ORDER OF THE BOARD OF DIRECTORS,
/s/ Kobi Marenko
Kobi Marenko
Chief Executive Officer
Arbe Robotics Ltd.

By signing the proxy card, shareholders may vote their shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy card in the form enclosed or electronic proxy submission, the shares represented thereby will be voted in accordance with the instructions of the shareholder indicated thereon. If no instructions are given and the proxy is signed, the proxy will be voted in favor of all of the Resolutions set forth above. Abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present.

Important Notice Regarding the Availability of Proxy Materials for the Meeting to be Held on September 17, 2025: This proxy statement, along with our Annual Report on Form 20-F for the year ended December 31, 2024, is available at: https://arberobotics.com/.

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QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS
AND THE ANNUAL MEETING

Why am I receiving these Proxy Materials?

The Company has made these materials available to you on the Internet or, upon your request, has delivered printed versions of these materials to you by mail, in connection with the solicitation of proxies by the Board of Directors (the “Board”) of Arbe Robotics Ltd. for use at its 2025 Annual Meeting of Shareholders (the “Meeting”) to be held on a virtual basis on Wednesday, September 17, 2025 at 16:00 Time, and at any postponement(s) or adjournment(s) thereof. This proxy statement gives you information on these proposals so that you can make an informed decision.

In this proxy statement, we refer to Arbe Robotics Ltd. as the “Company”, “we”, “us” or “our” or similar terminology.

How can I get electronic access to the proxy materials?

This proxy also will provide you with instructions regarding how to:

•        View the Company’s proxy materials for the Meeting on the Internet; and

•        Instruct the Company to send future proxy materials to you electronically by email.

Choosing to receive future proxy materials by email will save the Company the cost of printing and mailing documents to you and will reduce the impact of the Company’s annual meetings on the environment. If you choose to receive future proxy materials by email, you will receive an email message next year with instructions containing a link to those materials. Your election to receive proxy materials by email will remain in effect until you terminate it.

We encourage all shareholders to enroll in e-delivery, to receive the proxy materials to you electronically, as a simpler, speedier and more cost effective way to receive proxy materials. Sign up here: www.cstproxyvote.com.

You can also request e-delivery for future mailings at the voting link at https://www.cstproxy.com/arberobotics/2025.

How Can I Vote?

You can vote virtually at the Meeting. Or you can vote by authorizing another person as your proxy, whether or not you attend the Meeting, as follows, by no later than 11:59 p.m., Eastern time, on September 16, 2025, the last business day immediately preceding the date of the Meeting (and, in each case, not revoked prior to such time). Shares represented by any proxy received after the times specified above will not be counted as present at the Meeting and will not be voted:

By Internet — If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the Meeting website at https://www.cstproxy.com/arberobotics/2025, as a guest or by entering your 12-digit control number located on the enclosed proxy card in order to submit questions and vote online. If you hold shares in “street name” and if the brokerage firm, bank or other similar organization that holds your shares offers Internet voting, you should follow the instructions given by such brokerage firm, bank or similar organization in order to submit your proxy over the Internet.

By mail — If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card provided. You need to sign your name exactly as it appears on the proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold shares in “street name” your brokerage firm, bank or other similar organization will provide you with instructions as to how to vote your shares.

By E-mail — If you are a shareholder of record, you can submit a proxy by completing, dating, signing and e-mailing your proxy card to proxy@continentalstock.com. We reserve the right to require additional identifying information if you submit your proxy card directly to our Company in that manner. If you hold shares in “street name” and if the brokerage firm, bank or other similar organization that holds your shares offers voting by e-mail, you may follow the voting instruction form given by such brokerage, bank or similar organization in order to submit a proxy.

Any proxy may be revoked at any time prior to its exercise, by the substitution of a new proxy bearing a later date or by a revocation of the proxy at the Meeting.

Detailed proxy voting instructions are also provided on the enclosed proxy card, including for voting by Internet.

How Can I Attend the Meeting?

If you intend to attend the Meeting, you can attend via audioconference at https://www.cstproxy.com/arberobotics/2025 as a guest or with your 12-digit control number as set forth in your proxy card, in order to submit questions and vote online.

Please read this proxy statement carefully and ensure that you have proper evidence of share ownership as of August 15, 2025, which is the record date for this meeting, as we will not be able to accommodate guests without such evidence at the Annual General Meeting.

Details regarding how to attend the Annual General Meeting and the business to be conducted at the Annual General Meeting are also described in the accompanying proxy card.

What is the Record Date?

Shareholders of record of Ordinary Shares at the close of business on Friday, August 15, 2025, which is the record date (the “Record Date”) will be entitled to notice of, and are cordially invited to, attend the Meeting and to attend any adjournment or postponement thereof. The proxy statement, our form of proxy card and our Annual Report on Form 20-F for the fiscal year ended December 31, 2024 are also available on the internet on our website at https://ir.arberobotics.com/company-information/proxy-materials on our transfer agent’s website at https://www.cstproxy.com/arberobotics/2025 or at the SEC’s website at http://www.sec.gov.

Which Shareholders Are Entitled to Vote?

Only holders of record of Ordinary Shares at the close of business on the Record Date are entitled to notice of and to vote at the Meeting. The Company had 108,665,887 Ordinary Shares issued and outstanding as of July 31, 2025, each of which is entitled to one vote on each matter to be voted on at the Meeting. The presence, virtually or by proxy, of at least two shareholders holding at least twenty five percent (25%) of the voting rights, will constitute a quorum at the Meeting.

In determining whether there is a quorum for the Meeting and whether the required number of votes for the approval of any given proposal has been cast, ordinary shares subject to abstentions or to broker non-votes are counted for purposes of determining whether there is a quorum for the Meeting but, with regard to the applicable proposal, are not counted as having been voted in respect thereof. Broker non-votes are votes that brokers holding Ordinary Shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting without receipt of voting instructions from beneficial owner (other than with respect to certain routine proposals). The only matter being presented at the Meeting on which brokers may vote without instructions from the beneficial owners is the approval of the auditors. With respect to all other matters, unless a shareholder whose shares are held in street name instructs the broker or bank as to how the shares should be voted, the brokerage firm or bank will not vote the shares.

If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to September 21, 2025, at the same time and place. At the adjourned Meeting, any number of shareholders who are present in person or by proxy, or who have delivered a proxy card, will constitute a quorum.

What are the Votes Required for the Resolutions?

The affirmative vote of a majority of the Ordinary Shares of the Company represented and voting thereon at the Meeting is necessary for the approval of all proposals on the agenda, provided however, that with respect to the approval of Proposal 2(a) with respect to the compensation terms of our CEO, that majority includes at least (i) a majority of the votes cast by shareholders who are not Controlling Shareholders (as defined below) of the Company and do not have a Personal Interest (as defined below) in approving the proposal, who are present and voting (abstentions are disregarded); or (ii) the total number of votes cast held by the shareholders who are not Controlling Shareholders of the Company and do not have a Personal Interest in approving the proposal that are voted against the proposal constitute two percent (2%) or less than of the total voting rights in the Company (the “Compensation Majority”).

When voting, Israeli law requires that each shareholder voting on Proposal 2(a) indicate if such a shareholder is a Controlling Shareholder and to indicate in the appropriate place in the proxy if such shareholder has a Personal Interest in the proposed resolution. If any shareholder casting a vote in connection hereto does not explicitly indicate on the proxy card the foregoing, then the shareholder’s vote on the applicable item will not be counted. To avoid confusion and pursuant to relief regulations issued under the Israeli Companies Law and governing voting matters, unless indicated otherwise, we assume that every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT a Controlling Shareholder and does NOT have a Personal Interest in the proposed resolution (as those definitions defined below). If you are a Controlling Shareholder or have a Personal Interest in the proposed resolution under Proposal 2(a), please notify Maya Bar-On, the Company’s Secretary and General Counsel, at maya.bo@arberobotics.com.

For these purposes, under the Israeli Companies Law a “Controlling Shareholder” is generally any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person, which includes a legal entity, is presumed to be a Controlling Shareholder if he/she or it holds (i) 50% or more of the right to vote at a general meeting of the Company, or (ii) 50% or more of the right to appoint directors or its chief executive officer. For certain purposes, including with respect to the approval of certain related party transactions, a shareholder holding 25% or more of the voting rights of a company would also be deemed a ‘controlling shareholder’ provided that, there is no other person who holds more than 50% of the voting rights of such company.

Under the Israeli Companies Law, the term “Personal Interest” includes a shareholder’s personal interest in the approval of an action or a transaction of a company, not including any interest arising solely from holding the company’s shares, but including (i) the personal interest of his/her immediate family, spouses, siblings, parents, grandparents, descendants, spouse’s descendants, siblings or parents or the spouse of any of such persons; and (ii) a personal interest of an entity in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, or owns five percent (5%) or more of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer. In addition, under the Israeli Companies Law, in case of a person voting by proxy for another person, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether the proxy holder has discretion to vote or not.

As of the date of this Proxy Statement, the Company is not aware of any Controlling Shareholders as such term is defined for purposes of the Israeli Companies Law; and (b) the Company believes that only a few of its shareholders may have Personal Interest with regard to Proposal 2(a) and it is aware of those shareholders in advance.

What are Requirements for Shareholder Proposals?

Any shareholder of the Company who intends to present a proposal at the Meeting must satisfy the requirements of the Israeli Companies Law and our Articles. Under the Israeli Companies Law, any shareholder who holds at least one percent (1%) of the Company’s outstanding voting rights is entitled to request that the Board includes a proposal to be voted on by the Company’s shareholders, at a future shareholder meeting, provided that such proposal is appropriate for consideration by shareholders at the Meeting. Pursuant to relief regulations issued under the Israeli Companies Law and governing voting matters of Israeli Nasdaq listed companies such as the Company, a proposal related to election or removal of a director from the Board is entitled only to shareholder who holds at least five percent (5%) of the Company’s outstanding voting rights.

Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to Maya Bar-On, the Company’s Secretary and VP Legal, at maya.bo@arberobotics.com. For a shareholder proposal to be considered for inclusion in the Meeting, our Secretary and VP Legal must receive the written proposal no later than seven days following that publication of the Notice for this meeting, i.e., August 17, 2025.

How do I request an electronic copy of the proxy materials?

We encourage all shareholders to enroll in e-delivery to receive the proxy materials electronically, as a simpler, speedier and more cost effective way to receive proxy materials. Sign up here: www.cstproxyvote.com.

Security Ownership of Certain Beneficial Owners

The following table sets forth, as of July 31, 2025, to the best of the Company’s knowledge, information as to each person known to the Company to be the beneficial owner of 5% or more of the Company’s outstanding Ordinary Shares, each of the Company’s chief executive officer and chief financial officer, each director and all directors and senior management as a group. Except where indicated, to the best of the Company’s knowledge based on information provided by the owners and filed with the SEC, the beneficial owners of the shares listed below have sole investment and voting power with respect to those shares. Beneficial ownership includes any ordinary shares as to which the holder has sole or shared voting power or investment power and also any ordinary shares which the holder has the right to acquire within 60 days as of July 31, 2025, through the exercise of any option, warrant, convertible security or other right.

The shareholders’ holdings reflect their voting rights. Each shareholder has one vote for each ordinary share owned on the Record Date.

Name and Address of Beneficial Owner(1)	Number of Ordinary Shares Beneficially Owned	Percentage
Directors and Senior Management:
Kobi Marenko(2)	2,731,918	2.50%
Noam Arkind(3)	2,573,003	2.36%
Karine Pinto-Flomenboim(4)	241,693	*
Ehud Levy(5)	8,743,595	8.04%
Yair Shamir(6)	6,713,462	6.18%
Boaz Schwartz(7)	406,874	*
E. Scott Crist(8)	3,660,546	3.30%
Thilo Koslowski(9)	106,666	*
Alexander Hitzinger(10)	171,443	*
Prof. Yonina Eldar(9)	46,666	*
All directors and Senior Management as a group	26,738,886	23.63%

Five Percent Holders:
AWM Investment Company, Inc.(11)	17,656,298	9.99%
Canaan Partners Israel (CPI) (Cayman) L.P.(12)	8,743,595	8.04%
Alyeska Master Fund, L.P.(13)	11,634,511	9.98%
CEL Catalyst Mobility Ltd. and Catalyst IV Fund L.P(14)	6,713,462	6.18%

____________

*        Less than 1%

(1)      Unless otherwise noted, the address for each named beneficial owner who is a director or senior management is c/o Arbe Robotics Ltd., HaHashmonaim St. 107, Tel Aviv-Yafo, Israel.

(2)      Consists of 2,114,232 ordinary shares held directly by Mr. Marenko, 289,576 ordinary shares subject to options, 185,000 restricted stock units and 143,110 ordinary shares held by Inter — Development of Content in Internet Company Ltd. (“Inter”), which is owned by Mr. Marenko, who has the right to vote and dispose of shares owned by Inter.

(3)      Consists of 2,098,982 ordinary shares held directly by Mr. Arkind, 289,021 ordinary shares subject to options and 185,000 restricted stock units.

(4)      Consists of ordinary shares subject to options and restricted stock units.

(5)      Consists of (i) 8,690,262 ordinary shares identified in footnote (12) below, and (ii) 53,333 ordinary shares subject to options granted to Mr. Levy. Mr. Levy is affiliated with Canaan Partners Israel (CPI) (Cayman) L.P and may be deemed to have beneficial ownership with respect to these shares. Mr. Levy disclaims beneficial interest in the shares owned by Canaan Partners except to the extent of any pecuniary interest he may have therein directly or indirectly.

(6)      Consists of (i) 6,660,129 ordinary shares identified in footnote (14) below, and (ii) 53,333 ordinary shares subject to options granted to Mr. Shamir. Mr. Shamir is affiliated with CEL Catalyst Mobility Ltd. but disclaims any beneficial ownership of the shares owned by CEL Catalyst Mobility Ltd. except to the extent of any pecuniary interest Mr. Shamir may have therein, directly or indirectly.

(7)      Consist of: (i) 298,619 ordinary shares held by Geneva Insurance Group (Barbados) Inc. in respect of Separate Account 2020-418-VUL (the “Account”), which account is held for the benefit of a trust (the “Master Trust”), of which Mr. Schwartz, alongside others, is an indirect beneficiary, and (ii) 108,255 ordinary shares subject to options. Accordingly, Mr. Schwarz may be deemed to have an indirect beneficial ownership interest with respect to the shares. Furthermore, Mr. Schwartz is one of three members of the Investment Committee of the Master Trust, which holds the Account. The Investment Committee operates by majority, and Mr. Schwartz does not have any independent control of the Investment Committee and may only act with the vote of one or more of the other members of the Investment Committee.

(8)      Consists of (i) 964,182 ordinary shares owned by Mr. Crist, (ii) 340,000 ordinary shares held by Texas Ventures Mgmt, LLC (“Texas Ventures”), (iii) 2,303,031 ordinary shares issuable upon exercise of private warrants owned by Mr. Crist and (iv) 53,333 ordinary shares subject to options granted to Mr. Crist. Mr. Crist is chief executive officer and majority owner of Texas Ventures and has the right to vote and dispose of securities held by Texas Ventures. Mr. Crist disclaims any beneficial ownership of the shares held by Texas Ventures other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(9)      Consist of ordinary shares subject to options.

(10)    Consists of (i) 64,777 ordinary shares and (ii) 106,666 ordinary shares subject to options.

(11)    Consists of: (i) 2,854,291 Ordinary Shares, 2,008,449 Pre-Funded Warrants and 4,016,898 warrants held by Special Situations Fund III QP, L.P. (ii) 875,530 Ordinary Shares, 477,400 Pre-Funded warrants and 954,800 warrants held by Special Situations Cayman Fund, L.P. (iii) 395,453 Ordinary Shares, 352,963 Pre-Funded Warrants and 705,926 warrants held by Special Situations Private Equity Fund, L.P. (iv) 251,842 Ordinary Shares, 212,721 Pre-Funded Warrants and 425,442 warrants held by Special Situations Technology Fund, L.P. and (v), 1,411,053 Ordinary Shares, 904,510 Pre-Funded Warrants and 1,809,020 warrants held by Special Situations Technology Fund II, L.P. The warrants described herein may only be exercised to the extent that the total number of Ordinary Shares beneficial owned by the holder and its affiliates after such exercise does not exceed 9.99% of the outstanding shares. AWM Investment Company, Inc., a Delaware corporation (“AWM”), is the investment adviser to Special Situations Cayman Fund, L.P., a Cayman Islands Limited Partnership (“SSF CAYMAN”), Special Situations Fund III QP, L.P., a Delaware limited partnership (“SSFQP”), Special Situations Private Equity Fund, L.P., a Delaware limited partnership (“SSPE”), Special Situations Technology Fund, L.P., a Delaware limited partnership (“SSF TECH”) and Special Situations Technology Fund II, L.P., a Delaware limited partnership (“SSF TECH II”). Mr. David M. Greenhouse (“Greenhouse”) and Mr. Adam C. Stettner (“Stettner”) are limited partners of MGP Advisers Limited Partnership, a Delaware limited partnership, the general partner of SSFQP. Greenhouse and Stettner are members of, SSCayman, L.L.C., a Delaware limited liability company, the general partner of SSF CAYMAN, MG Advisers, L.L.C., a New York limited liability company, the general partner of SSPE and SST Advisers, L.L.C., a Delaware limited liability company, the general partner of SSF TECH and SSF TECH II. Greenhouse and Stettner are also the controlling principals of AWM and have the power to direct, vote and dispose of the shares The business address for AMW is c/o Special Situations Funds, 527 Madison Avenue, Suite 2600, New York, NY 10022.

(12)    Canaan Partners Israel (CPI) GP L.P. (“CPI General Partner”) is the general partner of Canaan Partners Israel (CPI) (Cayman) L.P. CPI General Partner has the power to direct Canaan Partners Israel (CPI) (Cayman) L.P. to vote and dispose of the shares by decision of its managing partner Mr. Ehud Levy. The business address of the foregoing person is c/o Canaan Partners Israel (CPI) (Cayman) L.P, 12/11 Rav Ashi St. Tel Aviv, Israel.

(13)    Consist of: 3,722,425 Ordinary Shares and 7,912,086 warrants held by Alyeska Master Fund, L.P. Alyeska Investment Group, L.P., the investment manager of Alyeska Master Fund, L.P. (the “Alyeska Master Fund”), has voting and investment control of the shares held by Alyeska Master Fund. Anand Parekh is the Chief Executive Officer of Alyeska Investment Group, L.P. and may be deemed to be the beneficial owner of such shares. Mr. Parekh, however, disclaims any beneficial ownership of the shares held by Alyeska Master Fund. The warrants described herein may only be exercised to the extent that the total number of Ordinary Shares then beneficial owned does not exceed 9.99% of the outstanding shares. The registered address of Alyeska Master Fund, L.P. is at c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, South Church Street George Town, Grand Cayman, KY1-1104, Cayman Islands. Alyeska Investment Group, L.P. is located at 77 W. Wacker, Suite 700, Chicago IL 60601.

(14)    Consists of: (i) 4,762,693 ordinary shares issued to CEL Catalyst Mobility Ltd. (ii) 1,897,436 ordinary shares issued to CATALYST IV FUND L.P. and (iii) 53,333 ordinary shares subject to options granted to Mr. Shamir. CEL Catalyst Mobility Ltd. is held by CEL Catalyst China Israel Fund L.P and Catalyst CEL Fund L.P. The directors of CEL Catalyst Mobility Ltd. are Yair Shamir and Shengyan Fan who have the power to direct it to vote and dispose of the shares and each such director has shared voting and investment power over the shares. Each director disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest such member may have therein, directly or indirectly. The business address of each of the foregoing persons is c/o Catalyst Investment (Israel) III Ltd., 28 Ha’arbaa St., Tel Aviv 6473925, Israel.

PROPOSAL 1
ELECTION OF CLASS I DIRECTORS

(Items 1(a)-1(c) on the proxy card)

Background

The Company’s Articles of Association provides that the number of Directors shall be not less than three but no more than nine. Currently, prior to the Meeting, there are nine members of the Board. The current Board of Directors is classified into classes of directors as follows:

Name	Age	Term Expires
Class I
Ehud Levy, Class I	59	2025
Noam Arkind, PhD, Class I	38	2025
Alexander Hitzinger, Class I	53	2025
Class II
Prof. Yonina Eldar, Class II	52	2026
Boaz Schwartz, PhD, Class II	62	2026
Thilo Koslowski, Class II		2026
Class III
Yair Shamir, Class III	79	2027
E. Scott Crist, Class III	59	2027
Kobi Marenko, Class III	52	2027

Election of Class I Directors

The term of the Class I Directors will expire at the Meeting and successor Class I Directors shall be elected at the Meeting to serve approximately three years, until the annual general meeting to be held in 2028 and until their successors have been duly elected and qualified, or until the office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law.

Therefore, the Nominating and Corporate Governance Committee of the Board recommended the re-election of Dr. Noam Arkind current Class I director, and the election of Mr. Chris Van Dan Elzen, for his first term. If elected at the Meeting, each of the nominees will serve for approximately three years, until the annual general meeting of shareholders to be held in 2028.

Nominee’s Qualifications and Independence

Each of the nominees has consented to being named in this Proxy Statement and has advised the Company that he is willing, able, and ready to serve as a Class I director if elected. Additionally, in accordance with the Israeli Companies Law, each of the nominees has certified to us that he meets all the requirements of the Companies Law for election as a director of a public company, possesses the necessary qualifications and has sufficient time to fulfill his duties as a director of the Company, taking into account the size and needs of our Company.

We do not have any voting arrangements, understandings or agreements with respect to the election of any of the nominees at the Meeting.

Biographies of Nominees

The following information concerning the nominees is based on the records of the Company and information furnished to it by the nominees:

Noam Arkind PhD

Dr. Arkind has served as a director and our Chief Technology Officer since inception on November 4, 2015. Dr. Arkind has over 13 years of experience in R&D and holds a Ph.D. in Applied Mathematics from the Robotics Lab at Weizmann Institute of Science. Prior to founding us, from 2013 to 2015, Dr. Arkind led the algorithm development at Taptica and the Space IL control system. Dr. Arkind holds a B.Sc. in Applied Mathematics from Bar Ilan University, a M.Sc. and PhD in Mathematics and Computer Science from the Weizmann Institute of Science.

Chris Van Dan Elzen

Mr. Van Dan Elzen has served as a professional advisor to Arbe since April 2024. Mr. Van Dan Elzen is an engineer with an MBA and significant experience for 30 years in automotive OEM and Tier-1 supplier markets. From 2016 through 2023, Mr. Van Dan Elzen served multiple roles at Veoneer, Inc. From 2019 through 2021 Mr. Van Dan Elzen was vice president and managing director of their General Motors business unit, including responsibility for all Veoneer, Inc. activities as a supplier to OEM of General Motors. From 2021 through 2023, Mr. Van Dan Elzen was executive vice president of Veoneer, Inc. in its active safety and radar product divisions. Following Magna Electronics’ acquisition of Veoneer, Inc. in June 2023 through January 2024, Mr. Van Dan Elzen was vice president of its radar products division. From February 2024, Mr. Van Dan Elzen has served as Global Managing Director of the ADAS Collective, which focuses on advice to companies in the automotive industry from OEMs to Tier 2 companies. Mr. Van Dan Elzen holds a Master of Business Administration (MBA) degree from the University of Michigan and a Master of Science degree in Engineering from Oakland University, specializing in Artificial Intelligence and Control Systems. He also holds three Bachelor of Science degrees from Oakland University that include: Electrical Engineering, Computer Engineering and Robotic Systems Engineering.

Compensation Terms of Directors Nominees

Under the Israeli Companies Law, the compensation of directors is generally subject to the approval of the company’s compensation committee, board of directors and shareholders, in that order, and must generally be consistent with our Compensation Policy for Executive Officers and Directors (the “Compensation Policy”).

Dr. Noam Arkind does not receive an annual fee as a director, and his compensation terms as CTO are as set forth in proposal 2 below.

In connection with the proposed appointment of Mr. Chris Van Dan Elzen as a member of Company’s Board, the Company is also bringing his compensation terms for the approval of the shareholders.

As of April 2024 Mr. Van Dan Elzen provides for advisory services to the Company with respect to his field of expertise and in accordance with an engagement agreement dated April 21, 2024 (the “Advisory Services”), pursuant to which he was entitled to a consulting fee of $10,000 per month, and has been granted with an equity-based award of 75,000 RSUs vesting over a two-year period.

The Compensation Committee and the Board have approved and recommended the shareholders to approve the compensation package for Mr. Chris Van Dan Elzen in his capacity as an industry expert director, and in connection with his continued Advisory Services to the Company, in accordance with the Compensation Policy as follows:

1.      An annual cash fee of $50,000 plus applicable VAT per his service as an industry expert director;

2.      A consulting fee of $70,000 per annum for the provision of his Advisory Services, in addition to his service as a director, in accordance with the terms of his new engagement letter superseding his previous agreement; and

3.      An option to purchase 120,000 ordinary shares of the Company, to vest over a period of three years from the date of shareholders’ approval on a quarterly basis, at an exercise price equal to the average share price in the preceding 30 trading days prior to the approval of this grant by the shareholders, and subject to his continued service as a director.

Mr. Van Dan Elzen’s remaining equity-based compensation which was received in connection with his Advisory Services shall continue to vest also with respect to his service as a director.

The Company also maintains customary directors’ and officers’ liability insurance which will cover the director’s liability as a member of the Board and has granted him an indemnification agreement in the form as approved to all office holders in the Company. The Company covers customary travel expenses relating to participation in Board meetings, including international travel and accommodation expenses for meetings in Israel, pursuant to Company policy also applicable to its employees.

Committees’ Composition

Subject to the election of both Class I Directors nominees will be elected, following the Meeting there will be eight members of the Board, and the Committees composition will be as follows:

•        Audit Committee:    Dr. Boaz Shwartz (Chairman), Thilo Koslowski and E. Scott Crist.

•        Compensation Committee:    Dr. Boaz Shwartz (Chairman), Yair Shamir and E. Scott Crist.

•        Nominating and Corporate Governance:    Yair Shamir, Dr. Boaz Shwartz, Prof. Yonina Eldar.

Proposed Resolutions

It is proposed by the Board that the following resolutions be adopted at the Meeting:

(a)     RESOLVED, that Dr. Noam Arkind be elected as a Class I director, to serve until the 2028 annual general meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law.

(b)    RESOLVED, that Mr. Chris Van Dan Elzen be elected as a Class I director, to serve until the 2028 annual general meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law, and to approve his proposed compensation package, as presented to the shareholders.

Each of the resolutions above will be voted upon separately at the Meeting.

Votes Required

The approval of each of these resolutions requires the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting virtually or by proxy, and voting on this Proposal 1.

Board Recommendation

The Board recommends a vote “FOR” the election of each of, Dr. Noam Arkind and Mr. Chris Van Dan Elzen as Class I directors, for a term of approximately three years, to expire at the 2028 annual general meeting, and to approve Mr. Van Dan Elzen’s proposed compensation terms.

PROPOSAL 2
EXECUTIVE COMPENSATION

(Item 2 on the proxy card)

Background

Under the Israeli Companies Law, terms of office and employment of office holders, are generally subject to the approval of the compensation committee (rather than the audit committee) and the board of directors, and must generally be consistent with the Compensation Policy. In the case of directors or the Chief Executive Officer, the shareholders’ approval is also required.

CEO and CTO Compensation

Mr. Kobi Marenko, has served as the Company’s director and Chief Executive Officer since inception on November 4, 2015. Dr. Noam Arkind has served as the Company’s director and Chief Technology Officer since inception on November 4, 2015. The Company believes that Mr. Marenko and Dr. Arkind are deeply involved and familiar with the Company’s business and personnel, as well as having broad knowledge and experience, thus being best equipped to serve as our Chief Executive Officer and Chief Technology Officer, respectively, while being part of the Board.

Under his employment agreement, Mr. Marenko is currently entitled to a monthly salary of NIS 80,000 (approximately $22,463). On April 30, 2020, Mr. Marenko received options to purchase 8,326 ordinary shares of the Company at an exercise price of $1.221; On June 16, 2022, Mr. Marenko received options to purchase 300,000 Company’s ordinary shares at an exercise price of $6.44. As approved at the 2022 annual shareholder meeting, Mr. Marenko was awarded a special cash bonus in connection with his efforts, amounting to an aggregate amount of NIS240,000 (approximately US$71,428). As approved at the 2024 annual shareholder meeting, as part of an adjustment plan for certain employs of the Company, Mr. Marenko received a grant of 185,000 RSUs.

Under his employment agreement, Dr. Arkind is currently entitled to a monthly base salary of NIS 80,000 (approximately $22,463). On April 30, 2020, Dr. Arkind received options to purchase 7,771 ordinary shares of the Company at an exercise price of $1.221; on June 16, 2021, Dr. Arkind received an option to purchase 300,000 ordinary shares of the Company at an exercise price of $6.44. As approved at the 2022 annual shareholder meeting, Dr. Arkind was awarded a special cash bonus in connection with his efforts, amounting to an aggregate amount of NIS240,000 (approximately US$71,428). As approved at the 2024 annual shareholder meeting, as part of an adjustment plan for certain employs of the Company, Dr. Arkind received a grant of 185,000 RSUs.

In August 2023 our shareholders approved, following the approvals of the Compensation Committee and the Board, a framework annual cash bonus plan to each of Mr. Marenko, our Chief Executive Officer, and Dr. Arkind, our Chief Technology Officer, based on performance-based measurable criteria for each calendar year as of the year ended December 31, 2023 and onwards, until the year ended December 31, 2025 (“Bonus Plan”). The proposed Bonus Plan is intended to incentivize those officers by closely aligning their personal economic interest with our performance and share price appreciation.

Pursuant to the Bonus Plan, the target bonus in the event of 100% achievement of the target goals is three (3) months salary, while for overachievement performance of 120% and above, the officer may be eligible for an additional one (1) month salary, totaling four (4) months salaries. Our Compensation Committee and the Board may set during the first quarter of the year per each, the performance targets for each calendar year, while performance targets will be comprised of 70% measurable criteria and up to 30% of non-measurable criteria. In accordance with the authority of the Compensation Committee and the Board, the weights concerning the operating performance measures have been changed since the previous shareholder meeting discussing the Bonus Plan. The Compensation Committee and the Board are authorized to determine each year the performance target, and the achievement level of the pre-defined goals (without further approval by shareholders) based on the actual performance of the CEO and the CTO, respectively. Pursuant to the Bonus Plan’s terms, we did not pay the CEO and CTO a bonus for the years ended on December 31, 2023 and December 31, 2024.

In special circumstances (e.g., regulatory changes, significant changes in the business environment, a significant organizational change, merger and acquisition events, or other similar events etc.), our Compensation Committee and the Board may make adjustments to the objectives, and in such special circumstances, to modify the objectives and/or their relative weights or the amount of bonus payouts (including decreasing such amounts to zero), in connection with the applicable bonus period.

The table below sets forth the compensation paid to our chief executive officer, our chief technology officer for the year ended December 31, 2024:(1)

Name and Principal Position	Salary(2)	Financial Expense for Equity-Based Compensation(3)	All Other Compensation(4)	Total
Kobi Marenko, Chief Executive Officer	319,832	473,380	3,016	796,228
Noam Arkind PhD, Chief Technology Officer	327,960	473,304	3,016	804,280

____________

(1)      All amounts reported in the table are in terms of our cost as reflected in our consolidated financial statements for the year ended December 31, 2024, plus compensation paid to such Covered Executives in 2025 in respect of employment provided during 2024.

(2)      Salary includes executive’s gross salary plus payment of social benefits made by us on behalf of such executive. Such benefits may include, to the extent applicable to the executive, payments, contributions and/or allocations for savings funds (such as managers’ life insurance policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (such as life, or work disability insurance), payments for social security and tax gross-up payments, vacation, convalescence recreation pay and other benefits and perquisites consistent with our policies, to the extent applicable.

(3)      The equity-based compensation represents the “financial expense” as reflected in our consolidated financial statements for the year ended December 31, 2024, with respect to equity-based compensation vested during 2024. The amount of equity-based compensation does not represent the market value, nor does it represent the number of RSUs or options granted to our executives; rather it reflects the non-cash financial expenses amortized for such equity-based compensation in our financial statements for the year ended December 31, 2024. Assumptions and key variables used in the calculation of such amounts are described in Note 10 of Notes to our Consolidated Financial Statements, which are included in our annual report.

(4)      All other compensation represents mainly incidental monetary benefits.

The Proposed compensation

The Company has resolved to adopt compensation plan for all the Company’s employees who have been with the Company for over one year on March 31 2025, consist of RSU grant and cash bonus, with both components vesting over one year (the “Compensation Plan”).

The Compensation Committee and the Board have approved the Compensation Plan, and, as part of it, approved the grant of 92,500 RSUs and a cash bonus of US$120,250 to each of Mr. Kobi Marenko as the CEO of the Company and Dr. Noam Arkind as the CTO, which both components fully vest on April 1, 2026.

Proposed Resolutions

It is proposed by the Board that the following resolutions be adopted at the Meeting:

a)      RESOLVED, to approve the proposed equity-based award and cash bonus to Mr. Kobi Marenko, the Company’s Chief Executive Officer and a member of the Board.

b)     RESOLVED, to approve the proposed equity-based award to and cash bonus Dr. Noam Arkind, the Company’s Chief Technology Officer and a member of the Board.

Votes Required

The votes required for the approval of Proposals 2(a) and 2(b) are the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting, provided however, that with respect to the approval of Proposal 2(a) regarding the terms of our Chief Executive Officer, that majority shall also include the Compensation Majority.

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolution approving the grant of equity-based awards to each of Mr. Kobi Marenko and Dr. Noam Arkind.

PROPOSAL 3
NON-EXECUTIVE COMPENSATION

(Item 3 on the proxy card)

Background

Under the Israeli Companies Law, terms of office and employment of office holders, are generally subject to the approval of the compensation committee (rather than the audit committee) and the board of directors, and must generally be consistent with the Company’s Compensation Policy. In the case of directors, the shareholders’ approval is also required.

The compensation terms of each of our industry expert directors are as follows:

Dr. Boaz Schwartz, who serves as chairman of our Audit Committee and Compensation Committee receives an annual fee of $100,000 plus applicable value added tax, and each of Mr. Thilo Koslowski and Prof. Yonina Eldar receive an annual fee of $50,000 plus applicable value added tax. In addition, our Compensation Committee, Board and the shareholders have approved, consistent with our Compensation Policy, the grant to our non-executive directors (including industry expert directors) of equity-based compensations, that generally vests over a period of three years with a quarterly vesting, for a term of ten years (subject to early expiration in the event of termination of services and as described in our 2021 Share Incentive Plan).

With respect to each of Dr. Boaz Schwartz and Mr. Thilo Koslowski, the following equity-based awards were granted:

Name of Director	Amount of Options	Exercise Price	Fully Vested
Dr. Boaz Schwartz	81,589 40,000	8.00 2.873	October 2024 August 2026
Mr. Thilo Koslowski	80,000 40,000	8.00 2.873	October 2024 August 2026

The Proposed compensation

The Company has resolved to grant options to each of Dr. Boaz Schwartz and Mr. Thilo Koslowski in order to provide competitive compensation aligned with their continued service and contributions as Board members, to recognize their ongoing commitment and expertise, and to ensure their interests remain aligned with the long-term success of the Company and its shareholders as their previous equity grants have fully vested.

Therefore, the Compensation Committee and the Board have approved the grant of an additional options grant to each of Dr. Boaz Schwartz and Mr. Thilo Koslowski to purchase 120,000 ordinary shares of the Company, to vest over a period of three years from the date of shareholders approval, on a quarterly basis, at an exercise price equal to the average share price in the preceding 30 trading days prior to the approval of this grant by the Annual General Meeting, designated as 102 capital gains track award (with trustee) for Israeli board members, as specifically outlined below, and subject to continued service as a director.

Proposed Resolutions

It is proposed by the Board that the following resolutions be adopted at the Meeting:

a)      RESOLVED, to approve the proposed option grant to Dr. Boaz Schwartz, a member of the Board.

b)      RESOLVED, to approve the proposed option grant to Thilo Koslowski, a member of the Board.

Votes Required

The votes required for the approval of Proposals 3(a) and 3(b) are the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting.

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolution approving the grant of equity-based awards to each of Dr. Boaz Schwartz and Mr. Thilo Koslowski.

PROPOSAL 4
APPOINTMENT THE COMPANY’S INDEPENDENT AUDITORS

(Item 4 on the proxy card)

Background

The Audit Committee and the Board approved, subject to the approval of our shareholders, the re-appointment of Somekh Chaikin, a member firm of KPMG International, as the independent auditors of the Company for the year ending December 31, 2025, and for such additional period, until the next annual general meeting of shareholders. Somekh Chaikin has been our independent auditor since 2021.

The following table sets forth, for each of the years indicated, the fees paid to Somekh Chaikin:

	Year Ended December 31,
	2023	2024
Audit Fees(1)	$170,000	$315,500
Tax Fees(2)	$22,500	$37,600
Total	$192,500	$353,100

____________

(1)      “Audit fees” include fees for services performed by our independent public accounting firm in connection with the audit of our annual consolidated financial statements for 2024 and 2023, certain procedures regarding our annual report submitted on Form 20-F, our quarterly financial results submitted on Form 6-K, and consultation concerning financial accounting and reporting standards.

(2)    “Tax fees” include fees for professional services rendered and performed during the period by our independent registered public accounting firm for tax compliance and tax advice and tax planning services on actual or contemplated transactions.

Proposed Resolution

It is proposed by the Board that the following resolution be adopted at the Meeting:

RESOLVED, to approve that the appointment of Somekh Chaikin as independent auditors of the Company for the year ending December 31, 2025, be, and hereby is, ratified and approved by the shareholders of the Company, and that and the Board shall be authorized to set the compensation of such firm.

Votes Required

The approval of this resolution requires the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on this Proposal 4.

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolution reappointing the Company’s independent auditors.

PROPOSAL 5
REGISTERED SHARE CAPITAL INCREASE

(Item 5 on the proxy card)

Proposed Resolutions

It is proposed by the Board that the following resolutions be adopted at the Meeting:

RESOLVED, to approve an increase of the Company’s registered (authorized) share capital by an additional NIS 7,560, which consists of 35,000,000 ordinary shares, par value NIS 0.000216 per share, bringing the total number of authorized ordinary shares to 200,000,000 shares, and to amend the Company’s Articles of Association of reflect such change.

Vote Required

The approval of this resolution requires the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting virtually or by proxy, and voting on this Proposal 5.

Board Recommendation

The Board recommends a vote “FOR” the foregoing resolution increasing the Company’s registered (authorized) share capital.

AUDITOR’S REPORT AND FINANCIAL STATEMENTS

At the Meeting, the Auditor’s Report and the Consolidated Financial Statements of the Company for the year ended December 31, 2024, will be presented. The Company’s Audited Consolidated Financial Statements were included in the Company’s annual report in Form 20-F, which was filed with the U.S. Securities and Exchange Commission, and appears on its website: www.sec.gov, as well as on the Company’s website: www.arberobotics.com. These financial statements are not a part of this Proxy Statement. This item does not require a vote of the shareholders.

OTHER BUSINESS

The Meeting is called for the purposes set forth in the Notice previously published. As of the date of the Notice, the Board knows of no business which will be presented for consideration at the Meeting other than the foregoing matters.

By Order of the Board of Directors,

Kobi Marenko
Chief Executive Officer

Yair Shamir
Chairman of the Board

August 15, 2025